VALUERICH, INC.

1804 North Dixie Highway, Suite A

West Palm Beach, FL 33407

Telephone (561) 237-0804

Facsimile (561) 237-0803

June 22, 2007

VIA FACSIMILE (202) 772-9210

AND FIRST CLASS MAIL

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Jennifer R. Hardy

Legal Branch Chief

Re:	File No. 333-135511

ValueRich, Inc. Form SB-2

Dear Ms. Hardy:

ValueRich, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on Monday, June 25, 2007 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the Commission's comments or the declaration of the Registration Statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALUERICH, INC.

By: _/s/ Joseph Visconti__________

Joseph Visconti, President